Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

CXAPP INC.

CXApp Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is CXApp Inc.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 20, 2020.

THIRD: Article IV of the Certificate of Incorporation of the Corporation is hereby amended to add the following new paragraph at the end thereof:

“Effective as of 12:01 a.m. Eastern Time on August 18, 2026 (the “Effective Time”), every fifty (50) shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be automatically combined and converted into one (1) validly issued, fully paid and nonassessable share of Common Stock, without any action on the part of the holders thereof (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Any fractional share of Common Stock that would otherwise result from the Reverse Stock Split shall be rounded up to the nearest whole share. The par value of the Common Stock following the Reverse Stock Split shall remain $0.0001 per share. The total number of shares of all classes of capital stock that the Corporation is authorized to issue shall not be affected by the Reverse Stock Split and shall remain as set forth elsewhere in this Certificate of Incorporation.”

FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 141(f) and Section 242 of the General Corporation Law of the State of Delaware. The Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directing that the amendment be submitted to the stockholders of the Corporation for their approval. The stockholders of the Corporation duly approved this amendment at the annual meeting of stockholders held on June 16, 2026.

FIFTH: This Certificate of Amendment shall become effective at 12:01 a.m. Eastern Time on August 18, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 14th day of August 2026.

CXAPP INC.

By:	/s/ Khurram P. Sheikh
Name:	Khurram P. Sheikh
Title:	Chairman and Chief Executive Officer